Filed pursuant to Rule 253(g)(2)

File No. 024-10795

SUPPLEMENT DATED AUGUST 1, 2019

iConsumer Corp.

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the offering statement on Form 1-A filed by iConsumer Corp. (the “Company”) and amendments and supplements thereto. The offering statement was qualified by the U.S. Securities and Exchange Commission on June 13, 2019.

The purpose of this supplement is to announce the following changes to the offering statement and any supplements, effective immediately:

Price

The price to the public is $0.18 per share of Series A Non-Voting Preferred Stock.

Minimum investments

The minimum investment in this offering is $1,000 for investors investing in cash.